Mail Stop 4561

September 15, 2008

Jonathan Schwartz
Chief Executive Officer and President
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

     Re: **Sun Microsystems, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed September 4, 2008
               File No. 000-15086

Dear Mr. Schwartz:

     We have completed our review of the above-referenced filing and your related response letter dated September 12, 2008, and we have no further comments at this time.

               Sincerely,

               David L. Orlic
               Special Counsel

cc: Via Facsimile (650) 786-2368
        Craig Norris, Vice President, Corporate Law